Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(File No. 333-106269)

On July 15, 2003, Robert Dutkowsky, Chairman, President and Chief Executive Officer of J.D. Edwards & Company held a webcast related to the proposed acquisition of J.D. Edwards by PeopleSoft, Inc., which is available on J.D. Edwards’ internal website. The following is a transcript of the webcast.

On June 19, 2003, PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC, and J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the proposed acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have mailed a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

Hello from Denver. The last six weeks have been a period of uncertainty and questions on all of our minds about what happens through the process of merging J.D. Edwards and PeopleSoft together. Yesterday we had one of the major questions answered when the Department of Justice decided that there was not an issue from a monopoly or antitrust perspective of putting J.D. Edwards and PeopleSoft together.

I believe starting today many of the questions that we’ve all had about how the process of merging the two companies together will become far more visible to all of us because the legal limitations of merging the two companies together have been set aside.

So the question is, what happens next? Well, as you recall, the PeopleSoft offer to purchase J.D. Edwards expires on July 17 at midnight, and so between today and July 17 at midnight our shareholders have the opportunity to what’s called “tender” their shares, or to turn their shares over to PeopleSoft and when the merger closes PeopleSoft will return back to them PeopleSoft shares and cash.

There are a few important percentages that now have to be met after July 17 at midnight. If 50 percent of our shareholders plus one share tender their shares, then PeopleSoft becomes the majority shareholder in J.D. Edwards and we begin to move rapidly towards closing our merger. If 90 percent of the shares are tendered, then we can instantly close the merger and J.D. Edwards totally merges into PeopleSoft. If we have less than 90 percent of the shares, then PeopleSoft can extend the time of its tender and we can go out and solicit the last shares necessary to get over the magical 90 percent mark. In any regard, at this point we’re confident that: first, our shareholders will tender their shares; that we’ll get more than 50 percent of the shares tendered; and that we’ll probably get more than 90 percent either by the 17th or very soon after.

In any case, we can now aggressively begin the integration planning process that we’ve all been waiting to start so patiently for the last six weeks. The question we get asked all the time is, why haven’t PeopleSoft and J.D. Edwards been more aggressive in their integration planning? And the answer to that is simple.

When Oracle launched its hostile takeover bid of PeopleSoft four days after we announced our intention to merge with PeopleSoft, PeopleSoft had to turn all of its attention toward defending itself from this hostile and unjustified takeover by Oracle. The same people who would be working on integrating J.D. Edwards into PeopleSoft were working on defending PeopleSoft from Oracle, and so the integration process hasn’t made as much progress over the last six weeks as we had hoped.

But now we’re able to aggressively move forward in our planning and in our execution of the integration of J.D. Edwards and PeopleSoft together. It’s not fair to say that work hasn’t taken place. There has been lots and lots of planning on the product side, on the infrastructure side, on the services side, on the legal side, on the HR side, on the accounting side, on the consulting side. Many, many actions have taken place over the last few weeks in order to begin the planning process, but the planning process hasn’t gone nearly as fast or as aggressively as we had hoped and I hope you understand why.

Another question we get asked is, why haven’t we been given a lot more information about the status of the merger with PeopleSoft? Well, the laws of the Department of Justice and the Securities and Exchange Commission really limit the amount of information and data that we’re able to put out into the marketplace about the status of our merger. Part of the reason that J.D. Edwards and PeopleSoft got through the Securities and Exchange Commission inspections and got through the Department of Justice inspections so rapidly is because we didn’t conjecture, because we didn’t rumor, and we stuck to the facts and the facts spoke for themselves and the facts say that J.D. Edwards and PeopleSoft together is good for business, it’s good for customers, it gives the marketplace more choice. And so although we haven’t been able to give as much information as you would have liked, the end process delivered exactly what we needed to happen and that is to accelerate the amount of time we live in this uncertain period. So you see what happens next, you understand why we’ve been able to get where we’ve gotten to as rapidly as we can.

Another question that we get asked is, what happens to the J.D. Edwards name? Well, as soon as the merger becomes complete and official, J.D. Edwards will merge completely into PeopleSoft and we will become members of the PeopleSoft organization and professionals that contribute to the success of the new company called PeopleSoft. It doesn’t mean that the strengths and the heritage and all of the things that made J.D. Edwards so special for the last 26 years go away, it just gives them a much larger platform upon which the strengths of J.D. Edwards can grow and flourish.

J.D. Edwards is 5,000 very focused, very competent, very strong professionals and when those people move into PeopleSoft we create a new company, a company with 13,000 employees, 12,000 customers, the second largest enterprise software company on the planet. Our combined strengths will create a company that will be the most formidable enterprise software company on the planet. And so the strengths of J.D. Edwards don’t go away, they just have the opportunity to grow and flourish in a different environment.

So what happens in terms of moving forward? Well, next week Craig Conway and most of his senior management team will be here in Denver. That’s a step we think is important to jump-step our integration planning process, to map out a more complete and comprehensive integration plan, and to lay out teams of people who will be focused on delivering results by discipline, by function so that we can accelerate the final integration of J.D. Edwards into PeopleSoft. I think that step is an important one and it will also give many of the people of J.D. Edwards an opportunity to meet more of the PeopleSoft executive team.

Let me close with this thought: I very much appreciate and am very proud of how J.D. Edwards conducted itself during this time of uncertainty. We didn’t rumor, we didn’t conjecture, and we did prevail with the Department of Justice and the Securities and Exchange Commission and the reason we did is because you stayed focused on the task at hand: supporting our customers and moving our business forward. That puts us in a great position to close out our merger with PeopleSoft and to create a new company that creates tremendous opportunity for all the stakeholders in J.D. Edwards.

Thank you for your focus and your diligence during this tough time. It will become much easier as we move through the next few weeks, and more and more information will become available to all of you about how we’re going to create this exciting new PeopleSoft company. Stay tuned to the Knowledge Garden and to OneVoice as the mechanisms we’ll use to continue to keep you up to date with the progress of our merger with PeopleSoft. Thank you again and let’s continue to drive this business forward.